Exhibit 12.1
FANNIE MAE
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	For the Year Ended December 31,
	2004	2003	2002
		(Restated)	(Restated)
Earnings:
Income before extraordinary gains (losses) and cumulative effect of change in accounting principle, net of taxes	$4,975	$7,852	$3,914

Add:
Total interest expense	$29,737	$29,587	$32,498
Provision for federal income taxes	1,024	2,434	840
Loss from partnership investments (1)	702	637	509
Capitalized interest	16	19	17
Minority interest in earnings of consolidated subsidiaries	8	—	—

Earnings, as adjusted	$36,462	$40,529	$37,778

Fixed charges:
Total interest expense	$29,737	$29,587	$32,498
Capitalized interest	16	19	17

Total fixed charges	$29,753	$29,606	$32,515

Ratio of earnings to fixed charges	1.23:1	1.37:1	1.16:1

(1)	Includes amortized capitalized interest related to low income housing tax credit partnerships of $5 million, $5 million and $4 million for the years ended December 31, 2004, 2003 and 2002, respectively.